Exhibit 99.1
KB Financial Group Inc.
Non-Consolidated Financial Statements
September 30, 2009

KB Financial Group Inc.
Index
September 30, 2009

Page(s)
Report of Independent Accountants	1~2

Non-Consolidated Interim Financial Statements

Statements of Financial Position	3

Statements of Income	4

Statement of Changes in Shareholders’ Equity	5

Statement of Cash Flows	6~7

Notes to Non-Consolidated Interim Financial Statements	8~49

A member firm of

Samil PricewaterhouseCoopers

www.samil.com
LS Yongsan Tower
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)
Report of Independent Accountants
To the Shareholders and Board of Directors of
KB Financial Group Inc.
We have reviewed the accompanying non-consolidated statement of financial position of KB Financial Group Inc. (“the Company”) as of September 30, 2009, and the related non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2009 and for the two-day period ended September 30, 2008, and non-consolidated statements of changes in shareholders’ equity and of cash flows for the nine-month period ended September 30, 2009, and for the two-day period ended September 30, 2008, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.
We conducted our reviews in accordance with the quarterly and semi-annual review standards in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

We have audited the non-consolidated statement of financial position of KB Financial Group Inc. as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 9, 2009. These financial statements are not included in this review report. The non-consolidated statement of financial position as of December 31, 2008, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2008.
Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.
Seoul, Korea
November 11, 2009
This report is effective as of November 11, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.
Non-Consolidated Statements of Financial Position
September 30, 2009 and December 31, 2008

(in millions of Korean won)	2009		2008
Assets
Cash and due from bank (Notes 3, 18 and 20)	~~W~~	866,931	~~W~~	1,849
Equity method investments (Notes 4 and 20)		17,181,933		16,345,052
Loans receivable, net (Notes 5, 18 and 20)		169,150		199,000
Property and equipment, net (Note 6)		2,116		3,214
Other assets, net (Notes 7 and 18)		27,536		18,904

Total assets	~~W~~	18,247,666	~~W~~	16,568,019

Liabilities and shareholders’ equity
Liabilities
Borrowings (Notes 8, 20 and 23)	~~W~~	—	~~W~~	232,000
Debentures, net of discount (Notes 8, 20 and 23)		798,195		498,572
Other liabilities, net (Notes 9, 13 and 14)		14,675		8,836

Total liabilities		812,870		739,408

Shareholders’ equity
Common stock (Note 10)		1,931,758		1,781,758
Capital surplus (Note 11)		16,428,852		15,473,511
Capital adjustment (Note 4)		(3,166,277)		(3,145,102)
Accumulated other comprehensive income (Note 16)		1,081,802		1,087,503
Retained earnings		1,158,661		630,941

Total shareholders’ equity		17,434,796		15,828,611

Total liabilities and shareholders’ equity	~~W~~	18,247,666	~~W~~	16,568,019

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statements of Income
Three-Month and Nine-Month periods ended September 30, 2009, and Two-Day period ended September 30, 2008

	2009				2008
	Three-month		Nine-month		Two-day period
	period ended		period ended		ended
	September 30,		September 30,		September 30,
(in millions of Korean won, except per share amounts)	2009		2009		2008
Operating revenues
Gain on valuation of equity method investments (Notes 4 and 21)	~~W~~	209,732	~~W~~	623,339	~~W~~	568,853
Interest income (Note 18)		4,644		9,741		—
Gain from the sale of available-for-sale securities		92		92		—
Reversal of allowance for loan losses (Note 5)		—		150		—

		214,468		633,322		568,853

Operating expenses
Loss on valuation of equity method investments (Notes 4 and 21)		20,043		44,364		321
Interest expense		14,611		42,096		9
Commission expense		496		4,345		5
Selling and administrative expenses (Notes 6, 7, 9, 13, 18 and 24)		5,584		20,720		369

		40,734		111,525		704

Operating income		173,734		521,797		568,149

Non-operating income		48		272		—

Income before income tax		173,782		522,069		568,149

Income tax expense (Note 14)		65		88		100

Net income	~~W~~	173,717	~~W~~	521,981	~~W~~	568,049

Per share data (Note 15)

Basic and diluted earnings per share	~~W~~	536	~~W~~	1,633	~~W~~	1,956
The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statements of Changes in Shareholders’ Equity
Nine-Month period ended September 30, 2009 and Two-Day period ended September 30, 2008

							Accumulated
	Capital		Capital		Capital		other comprehensive		Retained
(in millions of Korean won)	stock		surplus		adjustment		income and loss		earnings		Total
September 29, 2008	~~W~~	1,781,758	~~W~~	15,481,189	~~W~~	(4,208,098)	~~W~~	—	~~W~~	—	~~W~~	13,054,849
Net income		—		—		—		—		568,049		568,049
Changes in equity method investments		—		(8,999)		—		(57,105)		15,503		(50,601)

September 30, 2008	~~W~~	1,781,758	~~W~~	15,472,190	~~W~~	(4,208,098)	~~W~~	(57,105)	~~W~~	583,552	~~W~~	13,572,297

January 1, 2009	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,145,102)	~~W~~	1,087,503	~~W~~	630,941	~~W~~	15,828,611
Issuance of common stock		150,000		955,341		—		—		—		1,105,341
Net income		—		—		—		—		521,981		521,981
Changes in equity method investments		—		—		(21,175)		(5,701)		5,739		(21,137)

September 30, 2009	~~W~~	1,931,758	~~W~~	16,428,852	~~W~~	(3,166,277)	~~W~~	1,081,802	~~W~~	1,158,661	~~W~~	17,434,796

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statements of Cash Flows
Nine-Month period ended September 30, 2009 and Two-Day period ended September 30, 2008

(in millions of Korean won)	2009		2008
Cash flows from operating activities
Net income	~~W~~	521,981	~~W~~	568,049

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Loss on valuation of equity method investments		44,364		321
Provision for severance benefits		1,544		—
Stock compensation expense		721		—
Depreciation and amortization		1,814		16
Interest expense		558		—
Gain on valuation of equity method investments		(623,339)		(568,853)
Reversal of allowance for loans		(150)		—
Gain on valuation of pension plan assets		(119)		—
Gain from sale of available-for-sale securities		(92)		—

		(574,699)		(568,516)

Changes in operating assets and liabilities
Decrease in equity method investments (dividend income)		98,200		—
Decrease in accounts receivable		2		—
Increase in accrued income		(1,320)		—
Decrease in prepaid expenses		781		—
Decrease in other assets		185		—
Decrease (increase) in accounts payable		(93)		12
Increase in accrued expense		2,296		354
Increase in deferred tax liabilities		88		100
Succession in severance and retirement benefits, net		37		—
Decrease in withholding tax payables		212		—

		100,388		466

Net cash provided by (used in) operating activities		47,670		(1)

KB Financial Group Inc.
Non-Consolidated Statements of Cash Flows
Nine-Month period ended September 30, 2009 and Two-Day period ended September 30, 2008

(in millions of Korean won)	2009		2008
Cash flows from investing activities
Collection of loans		100,000		—
Sale of available-for-sale securities		230,092
Loans granted		(70,000)		—
Acquisition of equity method investments		(376,091)		—
Acquisition of property and equipment		(175)		—
Acquisition of intangible assets		(1,212)		—
Increase in guarantee deposits		(7,609)		(13,129)
Acquisition of available for sale securities		(230,000)		—

Net cash used in investing activities		(354,995)		(13,129)

Cash flows from financing activities
Proceeds from borrowings		495,000		20,000
Proceeds from debentures		299,066		—
Proceeds from issuance of common stocks, net of issuance cost		1,105,341		—
Repayment of borrowings		(727,000)		0

Net cash provided by financing activities		1,172,407		20,000

Net increase in cash and cash equivalents		865,082		6,870

Cash and cash equivalents (Note 17)
Beginning of period		1,846		—

End of period	~~W~~	866,928	~~W~~	6,870

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

1. The Company
KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s common stock as of September 30, 2009, is ~~W~~ 1,931,758 million.
The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.
A major shareholder as of September 30, 2009, is:

	Number of Shares	Percentage of
Name of Shareholder	Owned	Ownership(%)
National Pension Service	21,199,372	5.49
Details of its subsidiaries are as follows:
(1) Kookmin Bank

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act. The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified either as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of September 30, 2009, is ~~W~~ 2,481,896 million.
The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Company through a comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depositary shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008, respectively.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Capital Market and Financial Investment Business Act and Specialized Credit Financial Business Act, respectively. The Bank, with headquarters based in Seoul, operates through 1,196 domestic branches and offices (excluding 304 automated teller machine stations) and five overseas branches (excluding three subsidiaries and three offices) as of September 30, 2009.
(2) KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in investment trading service, brokerage service, and financial investment business service which is under the provision of Capital Market and Financial Investment Business Act and other relating services. On March 11, 2008, the former name of Hannuri Investment & Securities changed to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of September 30, 2009, is ~~W~~ 78,000 million.
(3) KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. Life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of September 30, 2009, is ~~W~~ 156,000 million.
(4) KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in security investment trust operations under Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s common stock as of September 30, 2009, is ~~W~~ 38,338 million.
(5) KB Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 23 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of September 30, 2009, is ~~W~~ 80,000 million.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

(6) KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company under Section 7 of the Support for Small and Medium Enterprise Establishment Act was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of September 30, 2009, is ~~W~~ 44,759 million.
(7) KB Futures Co., Ltd.

KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of September 30, 2009, is ~~W~~ 20,000 million.
(8) KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of September 30, 2009, is ~~W~~ 6,262 million.
(9) KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ common stock as of September 30, 2009, is ~~W~~ 8,000 million.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The percentage of ownership in subsidiaries as of September 30, 2009, is as follows:

Investors	Investees	Number of Shares	Ownership(%)
KB Financial Group Inc.	Kookmin Bank	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00
Kookmin Bank	KB Financial Group Inc.	47,407,671	13.30
	Kookmin Bank Cambodia PLC.	132,600	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00
KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	2,000,000	100.00
KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	4,510,720,000	2.56
	Burrill-KB Life Sciences Fund [1]	—	—

[1]	KB Investment Co., Ltd. participates in the management of Burrill-KB Life Sciences Fund as a general partner and has committed to invest up to 38.57% of the total interest. KB Investment Co., Ltd. has not yet made any investment as of September 30, 2009, since Burrill-KB Life Sciences Fund was just established on August 31, 2009.

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The percentage of ownership in subsidiaries as of December 31, 2008, was as follows:

Investors	Investees	Number of Shares	Ownership(%)
KB Financial Group Inc.	Kookmin Bank	436,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00
Kookmin Bank	KB Financial Group Inc.	47,407,671	13.30
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00
KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	999,999	99.99
KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	4,510,720,000	2.56
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

2. Significant Accounting Policies
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”). The Company has adopted SKFAS No. 1 through No. 24, except No. 14, and No. 101, in the preparation of its financial statements as of and for the nine-month period ended September 30, 2009. Significant accounting policies followed in the preparation of these financial statements are as follows:
Equity Method Investments
Investments in equity securities of subsidiaries, over which the Company exercises a significant control or influence, are accounted for using the equity method. Under the equity method, the Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital surplus, capital adjustments, or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries. The acquisition cost of the Company stock owned by its subsidiaries is deducted from the Company’s equity method investments and accounted for as capital adjustment.
The Company discontinues the equity method for equity method investments when the Company’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Any significant difference between expected cash flows from equity method investments and the Company’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flows from equity method investments exceed the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.
If the equity method investee is one of the Company’s subsidiaries and is subject to consolidation, the changes, arising from additional stock purchase or capital increase and from the net difference of net asset value of investee and acquisition cost in net asset from the date of consolidation, are reflected as changes in capital surplus or capital adjustment in the Company’s statement of financial position.
The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost (“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess up to the fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity.
Unrealized gains or losses on transactions between the Company and subsidiaries are eliminated to the extent of the Company’s interest in each equity method investee. Unrealized gains or losses from downstream sales is fully eliminated and reflected in equity method investments.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Allowance for Loan Losses

The Company provides an allowance for loan losses based on reasonable and objective analysis of the borrowers’ capacity to repay their obligation.
Property and Equipment

The cost of property and equipment includes purchase costs, incidental costs directly related to preparing the property and equipment for use, and the discounted estimated costs to remove, dismantle or restore property and equipment at the end of the estimated useful lives of the related assets, when these costs meet the conditions for the recognition of liabilities.
Property and equipment are recorded as net of accumulated depreciation and impairment loss. Depreciation is computed using declining balance method based on the estimated useful lives of the assets as follows:

Items	Depreciation Method	Estimated Useful Life
Property and equipment	Declining balance method	4 years
The Company’s land is revalued periodically by an independent appraiser. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is first netted against accumulated other comprehensive income and the remainder is included in current operations.
Betterments and renewals, enhancing the value of the assets over their recently appraised value, are capitalized. However, routine maintenance and repairs are charged to expense as incurred.
The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets before impairment, net of accumulated depreciation, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Intangible Assets

Intangible assets included in other assets are recorded at their production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Items	Depreciation Method	Estimated Useful Life
Software	Straight-line	4 years
Others	Straight-line	4 years
The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the intangible assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired intangible assets is recorded in current operations up to the cost of the intangible assets before impairment, net of accumulated amortization, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Discounts on Debentures

Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.
Accrued Severance Benefits

Employees and officers with at least a year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and officers were to terminate their employment at the end of each reporting period.
The Company has adopted a defined benefit pension. Accrued severance benefits and accrued pension benefits are recognized as liabilities for employees and for retired employees, respectively, who are qualified and elect to receive payments from the pension plan.
The accrued severance benefits and accrued pension benefits are presented as net of pension plan assets, and when pension plan assets exceed the accrued severance benefits and accrued pension benefits, the excess amount is presented as an investment asset.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Share-Based Payments
The fair value of the goods or employee services received in exchange for the grant of the options is recognized as expense and capital adjustment when the settlement term is equity-settled share-based payment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.
For cash-settled share-based payments, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at the end of reporting period and at settlement date. The change in fair value is recognized as expense.
Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.
Income Tax and Deferred Income Tax
Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities recognized are the amounts which will be credited or charged to income tax expense in the period the related temporary differences reverse in the future. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.
Provision and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.
3. Cash and Due from Bank
Cash and due from bank as of September 30, 2009 and December 31, 2008, are summarized as follows:

(in millions of Korean won)	Bank	Interest Rate(%)	2009		2008
Due from bank	Kookmin Bank	2.10~3.35	~~W~~	866,931	~~W~~	1,849
Restricted cash and due from bank as of September 30, 2009 and December 31, 2008, are as follows:

(in millions of Korean won)	2009		2008		Restriction
Due from Bank in won	~~W~~	3	~~W~~	3	Guarantee deposits
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

4. Equity Method Investments
Equity method investments as of September 30, 2009, are as follows:

(in millions of Korean won)			2009
	Number of
Investees	Shares	Ownership(%)	Acquisition Cost	Book Value
Kookmin Bank[1]	496,379,116	100.00	13,027,020	16,343,971
KB Investment & Securities Co., Ltd.	15,600,000	100.00	418,331	392,117
KB Life Insurance Co., Ltd. [2]	15,912,000	51.00	76,091	75,143
KB Asset Management Co., Ltd.	7,667,550	100.00	101,961	89,539
KB Real Estate Trust Co., Ltd.	16,000,000	100.00	107,643	112,428
KB Investment Co., Ltd.	8,951,797	100.00	104,741	105,684
KB Futures Co., Ltd.	4,000,000	100.00	35,734	35,375
KB Credit Information Co., Ltd.	1,252,400	100.00	42,721	22,796
KB Data Systems Co., Ltd.	800,000	100.00	16,698	4,880

			13,930,940	17,181,933

[1]	The acquisition cost of Kookmin Bank includes the additional investment of ~~W~~ 300,000 million during the nine-month period ended September 30, 2009.

[2]	The Company acquired 51% ownership in KB Life Insurance Co.,Ltd., which was previously owned by Kookmin Bank, during the nine-month period ended September 30, 2009.

Equity method investments as of December 31, 2008, were as follows:

(in millions of Korean won)			2008
	Number of
Investees	Shares	Ownership(%)	Acquisition Cost		Book Value
Kookmin Bank	436,379,116	100.00	~~W~~	12,727,020	~~W~~	15,506,919
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		419,267
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		116,458
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		97,469
KB Investment Co., Ltd.	8,951,797	100.00		104,741		103,788
KB Futures Co., Ltd.	4,000,000	100.00		35,734		38,206
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		44,488
KB Data Systems Co., Ltd.	800,000	100.00		16,698		18,457

			~~W~~	13,554,849	~~W~~	16,345,052

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets as of September 30, 2009, are summarized as follows:

	Beginning		Increase
(in millions of Korean won)	Balance		(Decrease)		Amortization		Ending Balance
KB Investment & Securities Co., Ltd.	~~W~~	93,054	~~W~~	—	~~W~~	17,092	~~W~~	75,962
The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets as of December 31, 2008, were summarized as follows:

	Beginning		Increase				Ending
(in millions of Korean won)	Balance		(Decrease)		Amortization		Balance
KB Investment & Securities Co., Ltd.	~~W~~	104,448	~~W~~	—	~~W~~	11,394	~~W~~	93,054
The changes in equity method investments resulting from equity method valuation for the nine-month period ended September 30, 2009, are summarized as follows:

				Valuation under Equity Method
					Gain(Loss) on		Accumulated
					Valuation of		Other
(in millions of Korean won)	Beginning	Acquisition		Retained	Equity Method	Capital	Comprehensive	Ending
Investees	Balance	Cost	Dividends	Earnings	Investments	Adjustment	Income(loss)	Balance
Kookmin Bank[1]	15,506,919	300,000	—	5,739	570,929	(13,339)	(26,277)	16,343,971
KB Investment & Securities Co., Ltd.	419,267	—	—	—	(44,364)	—	17,214	392,117
KB Life Insurance Co., Ltd.[2]	—	76,091	—	—	5,708	(7,836)	1,180	75,143
KB Asset Management Co., Ltd.	116,458	—	(49,000)	—	22,050	—	31	89,539
KB Real Estate Trust Co., Ltd.	97,469	—	—	—	14,873	—	86	112,428
KB Investment Co., Ltd.	103,788	—	—	—	901	—	995	105,684
KB Futures Co., Ltd.	38,206	—	(9,000)	—	3,947	—	2,222	35,375
KB Credit Information Co., Ltd.	44,488	—	(25,200)	—	3,508	—	—	22,796
KB Data Systems Co., Ltd.	18,457	—	(15,000)	—	1,423	—	—	4,880

	16,345,052	376,091	(98,200)	5,739	578,975	(21,175)	(4,549)	17,181,933

[1]	The beginning and ending balances of the investments in Kookmin Bank are net of ~~W~~ 2,710,349 million. The amount represents the Company’s issued shares owned by Kookmin Bank accounted for as capital adjustment in the Company’s statement of financial position.

[2]	The changes in equity method investment due to net income and changes in accumulated other comprehensive income of KB Life Insurance Co., Ltd. was recorded for the nine-month period ended September 30, 2009.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Changes in equity method investments resulting from equity method valuation for the period from July 1, 2008 to December 31, 2008, were summarized as follows:

					Valuation under Equity Method
							Gain(Loss)
							on
							Valuation of						Accumulated
							Equity						Other
(in millions of Korean won)	Beginning		Acquisition		Retained		Method		Capital		Capital		Comprehensive		Ending
Investees	Balance		Cost		Earnings		Investments		Surplus		Adjustment		Income(loss)		Balance
Kookmin Bank[1,2]	~~W~~	12,227,020	~~W~~	500,000	~~W~~	18,880	~~W~~	605,507	~~W~~	(1,835)	~~W~~	1,062,996	~~W~~	1,094,351	~~W~~	15,506,919
KB Investment & Securities Co., Ltd.		418,331		—		—		6,361		—		—		(5,425)		419,267
KB Asset Management Co., Ltd.		101,961		—		—		14,504		—		—		(7)		116,458
KB Real Estate Trust Co., Ltd.		107,643		—		—		(10,096)		—		—		(78)		97,469
KB Investment Co., Ltd.		104,741		—		134		859		—		—		(1,946)		103,788
KB Futures Co., Ltd.		35,734		—		—		3,224		—		—		(752)		38,206
KB Credit Information Co., Ltd.		42,721		—		—		1,767		—		—		—		44,488
KB Data Systems Co., Ltd.		16,698		—		—		1,759		—		—		—		18,457

	~~W~~	13,054,849	~~W~~	500,000	~~W~~	19,014	~~W~~	623,885	~~W~~	(1,835)	~~W~~	1,062,996	~~W~~	1,086,143	~~W~~	16,345,052

[1]	The beginning and ending balances of the investment in Kookmin Bank were net of ~~W~~ 4,208,098 million and ~~W~~ 2,710,349 million, respectively. These amounts represent the Company’s issued shares owned by Kookmin Bank and are accounted for as capital adjustment in the Company’s statement of financial position.

[2]	As Kookmin Bank elected to revalue its land, it recorded the land’s revalued amount as of December 31, 2008. Due to this accounting change, a gain on revaluation of ~~W~~ 893,856 million, net of tax, was credited to accumulated other comprehensive income, while a loss on revaluation of ~~W~~ 40,344 million, net of tax, was included in gain (loss) on valuation of equity method investments.
The subsidiaries’ reviewed financial statements as of September 30, 2009, were used in the application of the equity method. Financial information of above subsidiaries is disclosed in Notes 19 and 20.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Unrealized gain and loss as of September 30, 2009 and December 31, 2008, are listed below:

	2009		2008
	Unrealized	Unrealized	Unrealized	Unrealized
(in million of Korean won)	Loss	Gain	Loss	Gain
Kookmin Bank	—	(82,264)	281	(88,356)
KB Investment & Securities Co., Ltd.	504	(350)	1,000	(592)
KB Real Estate Trust Co., Ltd.	250	—	—	—
KB Investment Co., Ltd.	100	—	—	—
KB Credit Information Co., Ltd.	17	—	20	—
KB Data Systems Co., Ltd.	27	(10,426)	66	(8,148)

	898	(93,040)	1,367	(97,096)

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

5. Loans Receivable
Loans receivable as of September 30, 2009 and December 31, 2008, are as follows:

		Interest
		Rate (%)
		as of
(in millions of Korean won)	Debtors	September 30, 2009	2009		2008
General loans in won	KB Real Estate Trust Co., Ltd.	4.99	~~W~~	50,000	~~W~~	—
	KB Investment Co., Ltd.	4.94		20,000		—
	KB Investment & Securities Co., Ltd.	—		—		100,000
Subordinated loans in won	KB Investment & Securities Co., Ltd.	6.10		100,000		100,000

			~~W~~	170,000	~~W~~	200,000

The maturities of loans receivable as of September 30, 2009, are as follows:

(in millions of
Korean won)	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Over 3 Years		Total
Loans in won	~~W~~	—	~~W~~	—	~~W~~	20,000	~~W~~	50,000	~~W~~	100,000	~~W~~	170,000
The maturities of loans as of December 31, 2008, were as follows:

(in millions of
Korean won)	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Over 3 Years		Total
Loans in won	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	200,000
The provision ratios for possible loan losses as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Korean won)	2009		2008
Loans subjected to provision	~~W~~	170,000	~~W~~	200,000
Allowance for loan losses		850		1,000
Provision ratio(%)		0.5		0.5
The changes in loans receivable subjected to provision for possible losses for the nine-month period ended September 30, 2009, and for the period from September 29, 2008 to December 31, 2008, are as follows:

(in millions of Korean won)	2009		2008
Beginning balance	~~W~~	1,000	~~W~~	—
Provision for possible loan losses		—		1,000
Reversal of allowance for loans losses		150		—

Ending balance	~~W~~	850	~~W~~	1,000

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

6. Property and Equipment
The changes in property and equipment for the nine-month period ended September 30, 2009, are as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Disposal		Depreciation		Ending Balance
Property and equipment	~~W~~	3,214	~~W~~	175	~~W~~	—	~~W~~	1,273	~~W~~	2,116
Changes in property and equipment for the period from September 29, 2008 to December 31, 2008, were as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Disposal		Depreciation		Ending Balance
Property and equipment	~~W~~	—	~~W~~	3,583	~~W~~	—	~~W~~	369	~~W~~	3,214
Property and equipment insured as of September 30, 2009, are as follows:

(in millions of Korean won)	Asset Insured	Insurance Coverage		Insurance Company
Package insurance	Property and equipment	~~W~~	1,534	Samsung Fire & Marine Insurance Co., Ltd.
7. Intangible Assets
The changes in intangible assets for the nine-month period ended September 30, 2009, are as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Amortization		Ending Balance
Software	~~W~~	1,388	~~W~~	118	~~W~~	285	~~W~~	1,221
Other intangible assets		621		1,094		256		1,459

	~~W~~	2,009	~~W~~	1,212	~~W~~	541	~~W~~	2,680

Changes in intangible assets for the period from September 29, 2008 to December 31, 2008, were as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Amortization		Ending Balance
Software	~~W~~	—	~~W~~	1,448	~~W~~	60	~~W~~	1,388
Other intangible assets		—		634		13		621

	~~W~~	—	~~W~~	2,082	~~W~~	73	~~W~~	2,009

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

8. Borrowings
Borrowings as of September 30, 2009 and December 31, 2008, are as follows:

				Interest
				Rate (%)
				as of
		Date of	Maturity	September
(in millions of Korean won)	Lender	Borrowing	Date	30, 2009	2009		2008
Borrowings in won	Hana Bank	2008-09-29	2009-06-09	—	~~W~~	—	~~W~~	10,000
	Woori Bank	2008-12-16	2009-06-09	—		—		100,000
	Woori Bank	2008-11-26	2009-03-31	—		—		20,000

						—		130,000
Other borrowings		2008-12-19	2009-03-19	—		—		102,000

Total					~~W~~	—	~~W~~	232,000

Debentures issued by the Company as of September 30, 2009 and December 31, 2008, are as follows:

			Interest
			Rate (%)
			as of
	Issued	Maturity	September
(in millions of Korean won)	Date	Date	30, 2009	2009		2008
Unguaranteed debentures No. 1	2008-12-12	2011-12-12	7.48	~~W~~	500,000	~~W~~	500,000
Unguaranteed debentures No. 2-1	2009-03-20	2011-03-20	4.98		250,000		—
Unguaranteed debentures No. 2-2	2009-03-20	2012-03-20	5.30		50,000		—

					800,000		500,000

Less: Discounts on debentures					(1,805)		(1,428)

				~~W~~	798,195	~~W~~	498,572

The maturities of borrowings as of September 30, 2009, are as follows:

		4 to 6	7 to 12	1 to 3
(in millions of Korean won)	3 Months	Months	Months	Years		Total
Debentures	—	—	—	~~W~~	800,000	~~W~~	800,000
The maturities of the borrowings as of December 31, 2008, were as follows:

			4 to 6		7 to 12
(in millions of Korean won)	3 Months		Months		Months		1 to 3 Years		Total
Borrowings in won	~~W~~	—	~~W~~	—	~~W~~	130,000	~~W~~	—	~~W~~	130,000
Other borrowings		102,000		—		—		—		102,000
Debentures		—		—		—		500,000		500,000

	~~W~~	102,000	~~W~~	—	~~W~~	130,000	~~W~~	500,000	~~W~~	732,000

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

9. Accrued Severance Benefits
The changes in accrued severance benefits for the nine-month period ended September 30, 2009, are summarized as follows:

(in millions of Korean won)	2009		2008
Beginning balance	~~W~~	3,346	~~W~~	—
Transferred from subsidiaries [1,2]		109		2,999
Provision		1,544		347
Payment		—		—

Accrued severance benefits		4,999		3,346
Less: Pension plan assets		(2,376)		(2,185)

Ending balance	~~W~~	2,623	~~W~~	1,161

[1]	Accrued severance benefits of ~~W~~ 109 million, following the regulation on retirement benefits, were transferred from subsidiaries where the employees have been previously employed. Accordingly, pension plan assets amounting ~~W~~ 72 million were also transferred from subsidiaries along with accrued severance benefits.

[2]	Accrued severance benefits of ~~W~~ 2,999 million under the regulation on retirement benefit were transferred from subsidiaries where the employees have been previously employed.
Details of pension plan assets as of September 30, 2009 and December 31, 2008, are as follows:

(In millions of Korean won)	2009		2008
Cash and cash equivalents	~~W~~	1	~~W~~	438
Time deposits		2,375		1,747

Total	~~W~~	2,376	~~W~~	2,185

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

10. Capital Stock
Details of capital stock as of September 30, 2009, and 2008, are as follows:

	2009		2008
Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of shares issued [1]		386,351,693		356,351,693

[1]	The Company, as approved by Board of Directors on July 10, 2009, issued 30 million common shares at ~~W~~ 37,250 to raise capital. Accordingly, the issued capital was received on September 1, 2009.
11. Capital Surplus
The excess value, which is greater than capital reserve, of transferred shares of subsidiaries including treasury shares of Kookmin Bank over the Company’s issued capital stock is recorded as changes from valuation of equity method investments under the capital surplus of shareholders’ equity.
12. Retained Earnings
As required by Article 53 of the Financial Holding Company Act, the Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

13. Share-Based Payments
Share-based payment plan for executives and employees of the Company for the nine-month period ended September 30, 2009, is as follows:

			Maximum Granted
(in number of shares)		Grant Date	Shares	Grant Condition
Stock Grant	1st Series [2]	2008-09-29	60,102	Services fulfillment
				Achievements of targets on the basis of market and non-market performance [1]
	2nd Series [3]	2009-03-27	4,630	Service fulfillment

			64,732

[1]	In order to exercise their stock grants, at least three years of service as vesting period are required for executive directors, while the fulfillment of their remaining contracted service period is required for non-executive directors. The 40% of the shares to be granted will be based on the achievement of the targeted relative TSR ratio, while another 40% will be based on the achievement of the targeted relative EPS ratio. The remaining 20% will depend on the Company’s growth and on the evaluation of three-year trend on return on asset ratios. However, some of total granted shares will be compensated regardless of the above achievements as long as service requirement is fulfilled.

[2]	The number of shares to be compensated is based on the following: 30 % of granted shares will depend on targeted KPI, another 30 % of granted shares will depend on targeted financial results of the Company, and the remaining 40 % of granted shares have a targeted relative TSR.

[3]	The number shares to be exercised among granted shares will be decided depending on the service fulfillment.
The maximum number of total granted shares is determined on the contract date, and the number of shares to be compensated is determined by the achievements of the targets. The Company may settle the payment by either cash or equity.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Stock grants vested to employees and executives are measured on the basis of fair value using Monte-Carlo Simulation Model. Assumptions used under the Monte-Carlo Simulation Model are summarized as follows:

	Expected		Fair Value		Fair Value
	Exercise		(Market		(Non-Market
	Period	Risk Free	Performance		Performance
Series	(years)	Rate (%)	Condition)		Condition)
Series 1-1	1.99	3.96	~~W~~	18,623	~~W~~	61,421
Series 1-2	2.25	4.07		17,914		61,575
Series 1-3	0.47	3.54		—		60,887
Series 1-4	1.47	3.74		—		61,201
Series 1-5	1.08	3.58		—		60,734
Series 2-1	1.47	3.74		—		61,595
Series 2-2	0.48	3.54		—		60,655
Series 2-3	2.49	4.17		—		63,034
Meanwhile, the Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of September 30, 2009, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. Financial information from Kookmin Bank is used for the period prior to the establishment of the Company.
The changes in number of granted shares for the nine-month period ended September 30, 2009, are as follows:

						Remaining
						Period to
(in number of shares)	Beginning	Granted	Exercise	Expired[1]	Ending	Maturity
Stock grant	180,020	5,347	733	119,902	64,732	1.82 years

[1]	Stock grant decreased by 63,122 shares as executives and employees voluntarily returned their existing shares, while a decrease of 53,118 shares was due to the retirement of executives and employees. It also decreased by 3,662 shares due to the pre-conversion adjustment to the holding company.
Accrued expense of ~~W~~ 1,180 million is recorded as share-based compensation during the nine-month period ended September 30, 2009. Accordingly, ~~W~~ 741 million of the compensated amount is accounted for as selling and administrative expense.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

14. Income Tax
Income tax expense for the nine-month period ended September 30, 2009, and for the two-day period ended September 30, 2009, consists of:

(in millions of Korean won)	2009		2008
Current income taxes	~~W~~	—	~~W~~	—
Changes in deferred income taxes due to temporary differences		1,241		6,674
Income tax liabilities directly charged to the shareholders’ equity[1]		(1,153)		(6,574)

Income tax expense	~~W~~	88	~~W~~	100

[1]	Income tax liabilities directly charged to the shareholders’ equity as of September 30, 2009, and 2008, are as follows:

(in millions of Korean won)	2009		2008
Additionally-paid-in-capital	~~W~~	—	~~W~~	(7,303)
Loss on valuation of equity method investments		(1,153)		729

Total	~~W~~	(1,153)	~~W~~	(6,574)

The reconciliation between income tax expense and income before income tax for the nine-month period ended September 30, 2009, and for the two-day period ended September 30, 2008, is as follows:

(in millions of Korean won)	2009		2008
Income before income tax	~~W~~	522,069	~~W~~	568,149

Income tax imposed at the statutory rate of 24.2% as of September 30, 2009 and 27.5% as of September 30, 2008	~~W~~	126,341	~~W~~	156,241
Adjustments
Non-deductible expense		172		—
Exclusion of deferred income tax from equity method investments		(140,062)		(156,246)
Exclusion of deferred income tax from net operating loss carryforwards		13,052		105
Others		585		—

Income tax expense	~~W~~	88	~~W~~	100

Effective tax rate (%)		0.02		0.02
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The changes in accumulated temporary differences and net operating loss carryforwards for the nine-month period ended September 30, 2009, are as follows:

									Deferred Income Tax
	Temporary Difference								Assets (Liabilities)
(in millions of Korean won)	Beginning		Increase		Decrease		Ending		2009[1]		2008
Equity method investments	~~W~~	(1,391,338)	~~W~~	—	~~W~~	(460,790)	~~W~~	(930,548)	~~W~~	(204,721)	~~W~~	(306,094)
Accrued severance benefits		2,180		1,289		—		3,469		763		480
Pension plan assets		(2,180)		(212)		—		(2,392)		(526)		(480)

Compensation cost of stock grants		463		721		4		1,180		260		—
Provision for severance benefits		—		50		—		50		11		—
Net operating loss carryforwards		11,466		53,936		—		65,402		14,389		2,523

	~~W~~	(1,379,409)	~~W~~	55,784	~~W~~	(460,786)	~~W~~	(862,839)		(189,824)		(303,571)

Unrealizable deferred income tax assets (liabilities) [1,2]										(195,714)		(308,220)

Net deferred liabilities									~~W~~	(5,890)	~~W~~	(4,649)

[1]	Tax effects from equity method valuation are estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. As of September 30, 2009, ~~W~~ 5,890 million of temporary difference arising from the equity method valuation is recognized as deferred tax liabilities.

[2]	As of September 30, 2009, others and net operating loss carryforwards in deductible temporary differences are not expected to be realized in the future; therefore, they are not recognized as deferred income tax assets.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

15. Earnings Per Share
Basic earnings per share for the three-month and nine-month periods ended September 30, 2009, is calculated as follows:

	Three-Month		Nine-Month
	Period Ended		Period Ended
(in Korean won and in number of shares)	September 30, 2009		September 30, 2009
Net income [1]	~~W~~	173,717,573,424	~~W~~	521,981,230,637
Weighted-average number of common shares outstanding		324,402,159		319,737,009
Basic earnings per share	~~W~~	536	~~W~~	1,633
Basic earnings per share for the two-day period ended September 30, 2008, is calculated as follows:

(in Korean won and in number of shares)	September 30, 2008
Net income [1]	~~W~~	568,048,545,449
Weighted-average number of common shares outstanding		290,451,639
Basic earnings per share	~~W~~	1,956

[1]	Earnings available for common shareholders is the same as net income for the nine-month period ended September 30, 2009.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The weighted average number of common shares outstanding as of September 30, 2009, is computed as follows:

	Number of	Days	Outstanding
(in number of shares)	Shares	Outstanding	Shares
Three-Month Period ended September 30, 2009
Beginning	356,351,693	92	32,784,355,756
Treasury shares [1]	(47,407,671)	92	(4,361,505,732)
Issuance of common shares (2009.9.1)	30,000,000	30	900,000,000
Common shares deemed to be issued free to existing shareholders [2]	8,421,751	62	522,148,589
Total outstanding shares()			29,844,998,613
Three-month period in number of days(‚)			92
Weighted average number of shares outstanding(/‚)			324,402,159
Nine-Month Period ended September 30, 2009
Beginning	356,351,693	273	97,284,012,189
Treasury shares [1]	(47,407,671)	273	(12,942,294,183)
Issuance of common shares (2009.9.1)	30,000,000	30	900,000,000
Common shares deem to be issued free to existing shareholders [2]	8,421,751	243	2,046,485,599
Total outstanding shares()			87,288,203,605
Nine-month period in number of days(‚)			273
Weighted average number of shares outstanding(/‚)			319,737,010
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The weighted average number of common shares outstanding for two-day period ended September 30, 2008, is computed as follows:

	Number of	Days	Outstanding
(in number of shares)	Shares	Outstanding	Shares
Three-Month period ended September 30, 2009
Beginning	356,351,693	2	712,703,386
Treasury shares [1]	(73,607,601)	2	(147,215,202)
Common shares deemed to be issued free to existing shareholders [2]	7,707,547	2	15,415,094
Total outstanding shares ()			580,903,278
Three-month period in number of days(‚)			2
Weighted average number of shares outstanding(/‚)			290,451,639
Nine-Month period ended September 30, 2009
Beginning	356,351,693	2	712,703,386
Treasury shares [1]	(73,607,601)	2	(147,215,202)
Common shares deemed to be issued free to existing shareholders [2]	7,707,547	2	15,415,094
Total outstanding shares ()			580,903,278
Nine-month period in number of days (‚)			2
Weighted average number of shares outstanding(/‚)			290,451,639

[1]	Weighted average number of common shares outstanding is calculated accounting for the shares owned by subsidiaries as treasury stock.

[2]	The common shares deemed to be issued free to existing shareholders were considered in the computation of weighted average number of common shares outstanding.
Basic earnings per share for the nine-month period ended September 30, 2009, is equal to diluted earnings per share because there is no dilution in the weighted average number of common stock outstanding.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The number of potential common stock which are not included in the computation of diluted earnings per share for the nine-month period ended September 30, 2009, due to the antidilutive effect, but may result in the dilution of earnings per share in the future follows:

(in number of shares)	2009[1]
Stock grants	353,761

[1]	The number of granted shares for executives and employees of Kookmin Bank, one of the subsidiaries of the Company, is included in the total number of stock grants.
Basic and diluted earnings per share for the three-month period each ended March 31, 2009, and June 30, 2009, and for the period from September 29, 2008 to December 31, 2008, are as follows:

					Period from
	Three-Month Period		Three-Month Period		September 29, 2008 to
(in Korean won)	Ended March 31, 2009		Ended June 30, 2009		December 31, 2008
Basic and diluted earnings per share	~~W~~	771	~~W~~	356	~~W~~	2,134
Adjusted basic and diluted earnings per share[1]		751		346		2,078

[1]	The amounts of basic and diluted earnings per share are retroactively adjusted, because weighted average number of common shares increased as a result of common shares, of which are deemed to be issued free to existing shareholders, increased.
16. Comprehensive Income
Comprehensive income for the nine-month period ended September 30, 2009, consists of:

(in millions of Korean won)	2009
Net income	~~W~~	521,981
Accumulated other comprehensive income
Gain on valuation of equity method investment net of tax effect ~~W~~- million		(11,808)
Loss on valuation of equity method investment, net of tax effect ~~W~~1,153 million		6,107

Comprehensive income	~~W~~	516,280

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Comprehensive income for the two-day period ended September 30, 2008, consists of:

(in millions of Korean won)	2008
Net income	~~W~~	568,049
Accumulated other comprehensive income
Loss on valuation of equity method investment, net of tax effect ~~W~~729 million		(57,105)

Comprehensive income	~~W~~	510,944

17. Supplemental Cash Flows Information
Restricted due from banks is not accounted for in the statement of cash flows.
Significant transactions not involving cash inflows or outflows for the nine-month period ended September 30, 2009, and for the two-day period ended September 30, 2009, are as follows:

(in millions of Korean won)	2009		2008
Changes in comprehensive income due to valuation of equity method investments	~~W~~	(5,701)	(57,105)
Changes in capital adjustment due to valuation of equity method investments		(21,175)	—
Changes in retained earnings due to equity method investments		5,739	15,503
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

18. Related Party Transactions
The details of the Company’s ownership in its subsidiaries, second-tier subsidiaries and equity method investments are summarized in Notes 1 and 4.
As of September 30, 2009, the ownerships in associates over which the Company has significant influence through its subsidiaries are as follows:

Investors	Investees	Number of Shares	Ownership (%)
Kookmin Bank	KLB Securities Co., Ltd.[1]	4,854,713	36.41
	Jooeun Industrial Co., Ltd. [1]	1,999,910	99.99
	Balhae Infrastructure Fund	10,734,039	12.61
	Korea Credit Bureau Co., Ltd.	180,000	9.00
	Kookmin Finance Asia Ltd. (HK) [1]	700,000	100.00
	JSC Bank CenterCredit	44,136,676	30.55
	KB06-1 Venture Partnership Fund	200	50.00
	KB08-1 Venture Partnership Fund	280	66.67

KB Investment	KB06-1 Venture Partnership Fund	100	25.00
	KB08-1 Venture Partnership Fund	140	33.33
	Kookmin Investment Partnership No.16 [1]	177.2	20.00
	Kookmin China Fund No.1 [1]	13.4	50.00
	KB 03-1 Venture Fund [1]	73.71	16.67
	NPC 05-6 KB Venture Fund	500	20.00
	NPC 07-5 KB Venture Fund	500	20.00
	09-5 KB Venture Fund	20	33.33
	KB 03-1 Corporate Restructuring Fund [1]	40.6	29.00
	KB 06-1 Corporate Restructuring Fund [1]	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund	3,800,000,000	13.57

[1]	Under liquidation as of September 30, 2009.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

As of December 31, 2008, the ownerships in associates over which the Company has significant influence through its subsidiaries were as follows:

Investors	Investees	Number of Shares	Ownership (%)
Kookmin Bank	KLB Securities Co., Ltd.[1]	4,854,713	36.41
	Jooeun Industrial Co., Ltd. [1]	1,999,910	99.99
	Balhae Infrastructure Fund	10,310,869	12.61
	Korea Credit Bureau Co., Ltd.	180,000	9.00
	Kookmin Bank Singapore Ltd. [2]	30,000,000	100.00
	Kookmin Finance Asia Ltd. (HK) [1]	700,000	100.00
	JSC Bank CenterCredit	44,136,676	30.55
	KB06-1 Venture Partnership Fund	200	50.00
	KB08-1 Venture Partnership Fund	100	66.67

KB Investment	KB06-1 Venture Partnership Fund	100	25.00
	KB08-1 Venture Partnership Fund	50	33.33
	Kookmin Investment Partnership No.16[1]	184	20.00
	Kookmin China Fund No.1[1]	13	50.00
	KTTC-Kookmin Venture Fund No.1 [2]	200	20.00
	KB 03-1 Venture Fund[1]	125	16.67
	NPC 05-6 KB Venture Fund	500	20.00
	NPC 07-5 KB Venture Fund	500	20.00
	KB 03-1 Corporate Restructuring Fund[1]	41	29.00
	KB 06-1 Corporate Restructuring Fund	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund	4,750,000,000	13.57

[1]	Under liquidation as of September 30, 2009.

[2]	Liquidation was completed as of September 30, 2009.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Revenues and expenses resulting from significant transactions between the Company and subsidiaries for the nine-month period ended September 30, 2009, are as follows:

		Accounts
(in millions of Korean won)		Interest		Interest on
Revenues	Expenses	on Loan		Due from Banks		Rent		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	2,470	~~W~~	—	~~W~~	2,470
	KB Investment & Securities Co.,Ltd.		6,311		—		—		6,311
	KB Real Estate Trust Co., Ltd.		602		—		—		602
	KB Investment Co., Ltd.		238		—		—		238
Kookmin Bank	KB Financial Group Inc.		—		—		446		446

		~~W~~	7,151	~~W~~	2,470	~~W~~	446	~~W~~	10,067

Balances resulting from significant lending and borrowing transactions with related parties as of September 30, 2009, are as follows:

		Accounts
(in million of Korean won) Creditor	Debtor	Loans		Due from Bank		Guarantee Deposit		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	866,931	~~W~~	15,085	~~W~~	882,016
	KB Investment & Securities Co., Ltd.		100,000		—		—		100,000
	KB Real Estate Trust Co., Ltd.		50,000		—		—		50,000
	KB Investment Co., Ltd.		20,000		—		—		20,000

		~~W~~	170,000	~~W~~	866,931	~~W~~	15,085	~~W~~	1,052,016

Balances resulting from significant lending and borrowing transactions with related parties as of December 31, 2008, were as follows:

		Accounts
(in million of Korean won) Creditor	Debtor	Loans		Due from Bank		Guarantee Deposit		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	1,849	~~W~~	13,129	~~W~~	14,978
	KB Investment & Securities Co., Ltd.		200,000		—		—		200,000

		~~W~~	200,000	~~W~~	1,849	~~W~~	13,129	~~W~~	214,978

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Compensation for key management for the nine-month period ended September 30, 2009, consists of:

(in millions of Korean won)	2009
Salaries	~~W~~	3,899
Provision for severance benefits		125
Share-based payments [1]		741

Total	~~W~~	4,765

[1]	Details of share-based payments are described in Note 13.
Key management includes non-executive directors, registered directors, and non-registered directors who have the authority for making decisions in the Company’s financial planning and management.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

19. Condensed Financial Information of Subsidiaries
The condensed statements of financial position of subsidiaries as of September 30, 2009, are as follows:

					Shareholders’
(in millions of Korean won)	Total Assets		Total Liabilities		Equity
Kookmin Bank [1]	~~W~~	269,087,990	~~W~~	249,821,648	~~W~~	19,266,342
KB Investment & Securities Co., Ltd.		3,368,472		3,056,385		312,087
KB Life Insurance Co., Ltd.		2,335,104		2,187,764		147,340
KB Asset Management Co., Ltd.		101,647		12,108		89,539
KB Real Estate Trust Co., Ltd.		234,464		122,286		112,178
KB Investment Co., Ltd. [1]		299,871		20,376		279,495
KB Futures Co., Ltd.		215,003		179,628		35,375
KB Credit Information Co., Ltd.		28,628		5,849		22,779
KB Data Systems Co., Ltd.		35,153		19,874		15,279

	~~W~~	275,706,332	~~W~~	255,425,918	~~W~~	20,280,414

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
The condensed statements of financial position of subsidiaries as of December 31, 2008, were as follows:

					Shareholders’
(in millions of Korean won)	Total Assets		Total Liabilities		Equity
Kookmin Bank [1]	~~W~~	266,460,040	~~W~~	249,039,742	~~W~~	17,420,298
KB Investment & Securities Co., Ltd.		2,052,261		1,730,165		322,096
KB Asset Management Co., Ltd.		126,772		10,299		116,473
KB Real Estate Trust Co., Ltd.		221,353		123,884		97,469
KB Investment Co., Ltd. [1]		286,366		11,146		275,220
KB Futures Co., Ltd.		150,142		111,936		38,206
KB Credit Information Co., Ltd.		50,573		6,105		44,468
KB Data Systems Co., Ltd.		46,532		19,993		26,539

	~~W~~	269,394,039	~~W~~	251,053,270	~~W~~	18,340,769

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The condensed statements of income of subsidiaries as of September 30, 2009, are as follows:

							Net Income
							(Loss)
	Operating		Operating		Operating		Before Income		Net Income
(in millions of Korean won)	Revenues		Expenses		Income(Loss)		Tax		(Loss)
Kookmin Bank [1]	~~W~~	23,371,611	~~W~~	22,748,750	~~W~~	622,861	~~W~~	620,834	~~W~~	635,426
KB Investment & Securities Co., Ltd.		277,630		307,388		(29,758)		(30,897)		(27,219)
KB Life Insurance Co., Ltd.		649,343		647,046		2,297		2,088		1,865
KB Asset Management Co., Ltd.		50,796		20,827		29,969		29,591		22,050
KB Real Estate Trust Co., Ltd.		42,551		22,862		19,689		19,760		14,623
KB Investment Co., Ltd. [1]		14,016		5,032		8,984		6,361		6,301
KB Futures Co., Ltd.		21,464		15,512		5,952		5,071		3,947
KB Credit Information Co., Ltd.		41,073		36,492		4,581		4,592		3,510
KB Data Systems Co., Ltd.		78,621		73,957		4,664		4,938		3,740

	~~W~~	24,547,105	~~W~~	23,877,866	~~W~~	669,239	~~W~~	662,338	~~W~~	664,243

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
The condensed statements of income of subsidiaries for the two-day period ended September 30, 2008, were as follows:

							Net
							Income (loss)
	Operating		Operating		Operating		Before Income		Net Income
(in millions of Korean won)	Revenues		Expenses		Income(loss)		Tax		(loss)
Kookmin Bank [1]	~~W~~	11,644,460	~~W~~	11,086,878	~~W~~	557,582	~~W~~	768,894	~~W~~	544,488
KB Investment & Securities Co., Ltd.		63,158		45,523		17,635		17,732		14,386
KB Asset Management Co., Ltd.		18,972		7,452		11,520		11,424		8,243
KB Real Estate Trust Co., Ltd.		13,980		8,246		5,734		5,022		3,609
KB Investment Co., Ltd.		1,314		1,543		(229)		(321)		(321)
KB Futures Co., Ltd.		6,665		4,430		2,235		2,220		1,596
KB Credit Information Co., Ltd.		13,216		11,558		1,658		1,394		1,010
KB Data Systems Co., Ltd.		24,888		23,053		1,835		1,836		1,320

	~~W~~	11,786,653	~~W~~	11,188,683	~~W~~	597,970	~~W~~	808,201	~~W~~	574,331

[1]	Financial information of Kookmin Bank was based on its consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

20. Financing and Operating Status of Subsidiaries
Financing status of the Company and its subsidiaries as of September 30, 2009, is as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures[1]		Total
KB Financial Group Inc.	~~W~~	—	~~W~~	—	~~W~~	798,195	~~W~~	798,195
Kookmin Bank [2]		176,452,230		15,157,051		38,759,740		230,369,021
KB Investment & Securities Co., Ltd.		59,547		2,066,594		—		2,126,141
KB Life Insurance Co., Ltd.		—		—		—		—
KB Asset Management Co.,Ltd.		441		—		—		441
KB Real Estate Trust Co., Ltd.		152		110,858		—		111,010
KB Investment Co., Ltd. [2]		—		20,000		—		20,000
KB Futures Co., Ltd.		174,352		—		—		174,352
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	~~W~~	176,686,722	~~W~~	17,354,503	~~W~~	39,557,935	~~W~~	233,599,160

[1]	Net of discounts.

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
Financial status of the Company and each subsidiary as of December 31, 2008, was as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures[1]		Total
KB Financial Group Inc.	~~W~~	—	~~W~~	232,000	~~W~~	498,572	~~W~~	730,572
Kookmin Bank [2]		162,248,761		18,695,883		42,610,595		223,555,239
KB Investment & Securities Co., Ltd.		30,743		1,566,372		—		1,597,115
KB Asset Management Co.,Ltd.		—		—		—		—
KB Real Estate Trust Co., Ltd.		72		108,071		—		108,143
KB Investment Co., Ltd. [2]		—		10,300		—		10,300
KB Futures Co., Ltd.		106,808		—		—		106,808
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	~~W~~	162,386,384	~~W~~	20,612,626	~~W~~	43,109,167	~~W~~	226,108,177

[1]	Net of discounts.

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

Operating status of the Company and its subsidiaries as of September 30, 2009, is as follows:

					Cash and Due from
(in millions of Korean won)	Loans[1]		Securities		Banks		Total
KB Financial Group Inc.	~~W~~	169,150	~~W~~	17,181,933	~~W~~	866,931	~~W~~	18,218,014
Kookmin Bank [2]		198,860,198		43,659,812		9,156,553		251,676,563

KB Investment & Securities Co., Ltd.		188,220		1,666,231		397,694		2,252,145
KB Life Insurance Co., Ltd.		82,167		1,750,279		67,038		1,899,484
KB Asset Management Co., Ltd.		1,857		14,508		68,578		84,943
KB Real Estate Trust Co., Ltd.		858		21,193		436		22,487
KB Investment Co., Ltd. [2]		12,712		252,683		27,185		292,580
KB Futures Co., Ltd.		—		21,185		186,734		207,919
KB Credit Information Co., Ltd.		—		—		10,272		10,272
KB Data Systems Co., Ltd.		304		—		12,629		12,933

	~~W~~	199,315,466	~~W~~	64,567,824	~~W~~	10,794,050	~~W~~	274,677,340

[1]	Net of allowance for loan losses and deferred loan gains (losses).

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
Operating status for each subsidiary as of December 31, 2008, was as follows:

					Cash and Due from
(in millions of Korean won)	Loans[1]		Securities		Banks		Total
KB Financial Group Inc.	~~W~~	199,000	~~W~~	16,345,052	~~W~~	1,849	~~W~~	16,545,901
Kookmin Bank[2]		198,708,628		38,658,004		8,132,181		245,498,813
KB Investment & Securities Co., Ltd.		237,799		1,624,264		75,259		1,937,322
KB Asset Management Co., Ltd.		1,719		3,801		106,836		112,356
KB Real Estate Trust Co., Ltd.		1,498		3,741		378		5,617
KB Investment Co., Ltd. [2]		22,504		255,061		738		278,303
KB Futures Co., Ltd.		—		25,556		119,128		144,684
KB Credit Information Co., Ltd.		—		—		31,973		31,973
KB Data Systems Co., Ltd.		798		—		21,970		22,768

	~~W~~	199,171,946	~~W~~	56,915,479	~~W~~	8,490,312	~~W~~	264,577,737

[1]	Net of allowance for loan losses, discounted present value, and deferred loan gains (losses).

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

The changes in allowance for loan losses and for other assets for each entity for the nine-month period ended September 30, 2009, are as follows:

			Increase
(in millions of Korean won)	Beginning		(Decrease)		Ending
KB Financial Group Inc.	~~W~~	1,000	~~W~~	(150)	~~W~~	850
Kookmin Bank [1]		3,676,519		274,486		3,951,005
KB Investment & Securities Co., Ltd.		22,978		57,175		80,153
KB Life Insurance Co., Ltd.		521		122		643
KB Asset Management Co., Ltd.		84		302		386
KB Real Estate Trust Co., Ltd.		65,808		(8,686)		57,122
KB Investment Co., Ltd. [1]		632		(123)		509
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		37		(2)		35
KB Data Systems Co., Ltd.		106		(36)		70

	~~W~~	3,767,685	~~W~~	323,088	~~W~~	4,090,773

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
Changes in allowance for loan losses and other assets for each entity for the period from September 29, 2008 to December 31, 2008, were as follows:

			Increase
(in millions of Korean won)	Beginning		(Decrease)		Ending
KB Financial Group Inc.	~~W~~	—	~~W~~	1,000	~~W~~	1,000
Kookmin Bank [1]		2,805,991		871,049		3,677,040
KB Investment & Securities Co., Ltd.		2,281		20,697		22,978
KB Asset Management Co., Ltd.		54		30		84
KB Real Estate Trust Co., Ltd.		38,700		27,108		65,808
KB Investment Co., Ltd. [1]		767		(135)		632
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		51		(14)		37
KB Data Systems Co., Ltd.		120		(14)		106

	~~W~~	2,847,964	~~W~~	919,721	~~W~~	3,767,685

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

21. Subsidiaries’ Contribution to Gain and Loss
Subsidiaries’ contributions to the Company’s gain and loss from equity method valuation for the nine-month period ended September 30, 2009, were as follows:

			Contribution
(in millions of Korean won)	Amount		Ratio(%)
Kookmin Bank	~~W~~	570,929	98.61
KB Investment & Securities Co., Ltd.		(44,364)	(7.66)
KB Life Insurance Co., Ltd.		5,708	0.99
KB Asset Management Co., Ltd.		22,050	3.81
KB Real Estate Trust Co., Ltd.		14,873	2.57
KB Investment Co., Ltd.		901	0.15
KB Futures Co., Ltd.		3,947	0.68
KB Credit Information Co., Ltd.		3,508	0.60
KB Data Systems Co., Ltd.		1,423	0.25

	~~W~~	578,975	100.00

Subsidiaries’ contributions to the Company’s gain and loss from equity method valuation for the two-day period ended September 30, 2008, were as follows:

		Contribution
(in millions of Korean won)	Amount	Ratio(%)
Kookmin Bank [1]	544,654	95.80
KB Investment & Securities Co., Ltd.	8,685	1.53
KB Asset Management Co., Ltd.	8,243	1.45
KB Real Estate Trust Co., Ltd.	3,609	0.63
KB Investment Co., Ltd.	(321)	(0.06)
KB Futures Co., Ltd.	1,596	0.28
KB Credit Information Co., Ltd.	1,004	0.18
KB Data Systems Co., Ltd.	1,062	0.19

	568,532	100.00

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

22. Insurance
As of September 30, 2009, the Company and subsidiaries jointly have financial package insurance policies which include Banker’s Blanket Bond, Directors Reparation Liability Insurance, Professionals Reparation Liability Insurance and Employment Practices Liability Insurance with Samsung Fire & Marine Insurance Co., Ltd. The total insurance coverage is ~~W~~ 87,500 million.
23. Commitments
The commitments made with financial institutions on the limit of corporate borrowings and the related amounts already borrowed as of September 30, 2009 and December 31, 2008, are as follows:

		2009				2008
		Limit for		Amounts		Limit for		Amounts
(in millions of Korean won)		Borrowing		Borrowed		Borrowing		Borrowed
General loans	Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	10,000
	Woori Bank		130,000		—		130,000		120,000
Bills discounted	Korea Exchange Bank		100,000		—		—		—

		~~W~~	280,000	~~W~~	—	~~W~~	180,000	~~W~~	130,000

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

24. Value Added Information
Information for calculating value added for the nine-month period ended September 30, 2009, is as follows:

(in millions of Korean won)	2009		2008
Personnel expenses	~~W~~	11,415	~~W~~	—
Provision for severance benefits		1,544		—
Welfare expenses		1,460		—
Rental expenses		751		—
Depreciation		1,273		16
Amortization		541		—
Tax and dues		128		1

	~~W~~	17,112	~~W~~	17

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

25. Disclosure on Expected Impact upon Adoption of K-IFRS
A. Preparation of K-IFRS adoption
Pursuant to The Act on External Audit of Stock Companies, Article 13, KB Financial Group Inc. is required to adopt K-IFRS from 2011. Thus, in June 2007, KB Financial Group Inc. formed a task force (“K-IRFS TFT”) to prepare for the adoption of K-IFRS and is currently in the transition process that consists of three phases as follows: Phase I (adoption assessment stage), Phase II (policy setting, system design and development stage) and Phase III (implementation stage).
B. K-IFRS adoption plan and work force
     1) K-IFRS adoption plan

Phase	Period	Procedures
Phase I	June 2007	■ Analyzing GAAP differences
(“Adoption assessment stage”)	~ February 2008	- Analyzing K-IFRS
- Analyzing GAAP differences between K-IFRS and Statements of Korean Financial Accounting Standard (“SKFAS”)
■ Analyzing the impacts
- Analyzing the financial impacts
- Analyzing the impacts of specific accounts, disclosure and IT
■ Detailed planning for Phase II
■ Research and benchmarking on success cases, others

Phase II	March 2008	■ Framing accounting policies
(“Policy setting, system design and development stage”)	~ December 2009	■ Framing specific accounting methodology ■ Set-up united account structure “Chart of Accounts” ■ Build Infrastructures for K-IFRS adoption
- Establish accounting policies, accounting guidelines and accounting manuals
- Restructuring of financial reporting system
■ Developing K-IFRS system (define system requirement, analysis, designing, developing, others)
■ Knowledge transfer and technical trainings, others

Phase III	January 2010	■ Preparing financial data in accordance with K-IFRS
(“Implement action stage”)		- Preparing financial data as of January 1, 2010
- Preparing quarterly financial and disclosure data for 2010
     2) Work force
In June 2007, KB Financial Group Inc. assembled an IFRS task force which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team is divided into specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others — based on its significance and efficiency of project management. In addition, IT IFRS team consisting of IT specialist in each area, was organized for K-IFRS IT systems development.
KB Financial Group Inc. has reported the progress of the K-IFRS adoption and significant issues to the audit committee, the Board of Directors, and others.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

C. Status of each phase
1) Phase I (“Adoption assessment stage”)
Between June 2007 and February 2008, KB Financial Group Inc. assessed the potential impacts of K-IFRS adoption and planned detailed procedures.
a. Analyzing GAAP differences and the financial impacts
KB Financial Group Inc. performed the detailed analysis of the requirements under K-IFRS and identified GAAP differences between SKFAS (current accounting standards) and K-IFRS in order to analyze the impacts on the financial information, business operations, financial reporting system, and financial performance indicators, and others. Consequently, KB Financial Group Inc. identified the impacts on financial information, major accounts, disclosures and IT.
b. Research on success case and benchmarking
Due to the distinctiveness of KB Financial Group Inc., research and benchmarking of the success cases of preceding IFRS adopters among European financial institutions was performed, where necessary, in order to form possible alternatives.
2) Phase II (“policy setting, system design and development stage ”)
KB Financial Group Inc. started the Phase II in March 2008, and the procedure will continue until the end of 2009. The purpose of the phase is to frame accounting policies, structure infrastructures and develop the system.
a. Accounting policy setting
Considering the K-IFRS requirements and KB Financial Group Inc.’s status, KB Financial Group Inc. selected the accounting policies that are deemed to better represent KB Financial Group Inc.’s substance after detailed analysis of accounting treatment options and has outlined specific accounting methodology.
b. Set-up of a united account structure “Chart of Accounts”
To produce timely and proper financial data on a consolidated basis in accordance with K-IFRS, KB Financial Group Inc. has set up a united account structure.
c. Building Infrastructures for K-IFRS adoption
For timely and proper financial reporting, KB Financial Group Inc. analyzed the current financial report process, and identified the expected financial impacts. Consequently, KB Financial Group Inc. revised the accounting policies, guidelines and manuals during the course of restructuring financial report process.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2009 and 2008

d. Building infrastructure for IFRS IT system
KB Financial Group Inc. completed the design and development of K-IFRS IT system. Accordingly, the system will allow the Company to implement accounting policies set by K-IFRS. The system is currently being tested for the eligibility.
e. IFRS assessment Training
KB Financial Group Inc. plans to train its management and employees, and transfer necessary knowledge for the adoption of K-IFRS and will have focus training with teams and personnel in charge to increase the ability and capacity in the adoption of K-IFRS.
D. Plan going forward
KB Financial Group Inc. plans to assure system completeness through testing till the end of 2009.
KB Financial Group Inc. will prepare its first financial statements as of January 1, 2010, in accordance with K-IFRS and will perform quarterly closing thereafter using the developed system.
E. Significant GAAP differences between K-IFRS and SKFAS
KB Financial Group Inc. is expected to face significant GAAP differences between K-IFRS and SKFAS (current accounting standards) upon preparing its financial statements in accordance with K-IFRS are, but not limited to, as follows: scope of consolidation, allowance for loan losses, revenue recognition, derecognition of financial instruments, measurement of financial instruments and employee benefits.
See Report of Independent Accountants